Protective Life Corporation
Post Office Box 2606
Birmingham, AL 35202
205-268-1000

Steven G. Walker
Senior Vice President, Controller
and Chief Accounting Officer
205-268-6775
Fax: 205-268-3541
Toll Free 800-866-3555
Email:  steve.walker@protective.com

September 21, 2007

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NW
Washington, DC 20549

RE:         Protective Life Corporation
Form 10-K for fiscal year ended December 31, 2006
File No. 001-11339

Dear Mr. Rosenberg:

This letter provides the response of Protective Life Corporation (“Protective”) to the comments from the staff of the Securities and Exchange Commission (the “Commission”) on the Annual Report on Form 10-K for the year ended December 31, 2006 (“2006 Annual Report”) contained in your letter dated August 21, 2007 addressed to Mr. John D. Johns.  For your convenience, we have included your comments in bold type along with our responses thereto.

Form 10-K for fiscal year ended December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Comment 1:

Please explain to us the factors that you considered in concluding that accounting for reinsurance did not constitute a critical accounting policy.

Response:

We have not considered accounting for reinsurance to constitute a critical accounting policy and have not disclosed it as such in Management's Discussion and Analysis or in Note 2, Summary of Significant Accounting Policies, because significant judgments or assumptions are not involved.  We account for reinsurance in accordance with the terms of each reinsurance agreement and we disclose information regarding reinsurance in Note 8 to the consolidated financial statements.

Liquidity and Capital Resources

Comment 2:

You do not appear to discuss trends, known demands, commitments, events or uncertainties that are reasonably likely to result in your future liquidity increasing or decreasing in a material way.  In particular, while reinsurance ceded premiums amounted to approximately $1.4 billion in 2006, you do not appear to discuss and quantify the effect that your ceded reinsurance activities had on financial position and cash flows for the periods presented or the expected impact that changes in reinsurance market conditions or a restructuring of your reinsurance treaties, such as the recently-developed securitization structures, may have on your future financial position and cash flows.  Please provide this information in a disclosure type format.  Provide a more detailed description of the operation and terms governing your securitization structures and quantify the impact of these alternative reinsurance arrangements on your financial statements.  Also, describe any known event, demand, commitment, trend or uncertainty that will result in or is reasonably likely to result in the termination or material reduction in the availability of reinsurance arrangements.

Response:

Note to SEC Staff:  The following disclosure will be included in the Liquidity and Capital Resources section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings.  In addition, we are not currently aware of any known event, demand, commitment, trend or uncertainty that will result or is reasonably likely to result in the termination or material reduction in the availability of third-party reinsurance arrangements.

The Company and its insurance subsidiaries cede material amounts of insurance and transfer related assets to other insurance companies through reinsurance.  However, notwithstanding the transfer of related assets, the Company remains liable with respect to ceded insurance should any reinsurer fail to meet the obligations that such reinsurer assumed.  The Company evaluates the financial condition of its reinsurers and monitors the concentration of credit risk arising from them.  During 2006, the Company ceded premiums to third-party reinsurers amounting to $1.4 billion representing $577.8 billion of insurance in force.  In addition the Company had receivables from reinsurers amounting to $4.6 billion at December 31, 2006.  None of the reinsurance receivable amounts have been deemed to be uncollectible at December 31, 2006.

In 2005 the Company implemented a reinsurance program through the use of a special purpose captive insurance company wholly-owned by Protective Life Insurance Company (“Protective Life”), the Company's largest operating subsidiary.  Under this arrangement, the wholly-owned consolidated subsidiary, Golden Gate Captive Insurance Company (“Golden Gate”), serves as the reinsurer, and the consolidated financial statements of the Company reflects a liability consisting of the full reserve amount attributable to the reinsured business.  At December 31, 2006 $199.7 million of life insurance reserves were ceded from Protective Life to Golden Gate.  These reserves are eliminated in the Company’s consolidated financial statements.

In connection with the reinsurance program discussed above, Golden Gate has $425 million of non-recourse funding obligations outstanding at December 31, 2006, which bear a floating rate of interest and mature in 2037.  These non-recourse funding obligations were issued under a surplus notes facility established with certain purchasers through which Golden Gate may issue up to an aggregate of $600 million of non-recourse funding obligations through June 2007.  The non-recourse obligations are represented by surplus notes that were issued to fund statutory reserves required by the Valuation of Life Insurance Policies Regulation (“Regulation XXX”).  Under the terms of the notes, the holders of the notes cannot require repayment from the Company or any of the Company's subsidiaries, other than Golden Gate, the direct issuer of the notes, although the Company has agreed to indemnify Golden Gate for certain costs and obligations (which obligations do not include payment of principal and interest on the notes).  In addition, the Company has entered into certain support agreements with Golden Gate obligating the Company to make capital contributions to Golden Gate or provide support related to certain of Golden Gate's expenses and in certain circumstances, to collateralize certain of the Company's obligations to Golden Gate.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 8. Reinsurance

Comment 3:

You disclose in MD&A that “the amount of earnings and investments will vary with the utilization of reinsurance.  In addition, the utilization of reinsurance can cause fluctuations in individual income and expense items from year to year.  Consideration of all components of the segment’s income statement including amortization of deferred acquisition costs is required to assess the impact of reinsurance on segment operating income.”  Please provide an expanded explanation in a disclosure-type format of the methods and key assumptions that you use to recognize cost of reinsurance over the life of the reinsured contracts.  Also, describe more specifically all components of this cost and how reinsurance premium, ceding commissions, expense reimbursements, benefits and reserves affect its calculation.  Quantify the cost of reinsurance for each period presented and describe more specifically the expected pattern of this cost over the life of the reinsured contracts.

Response:

Note to SEC Staff:  The following information will be included in the discussion of the Life Marketing section of the MD&A in future filings:

Accounting Methodology:

The methodology for accounting for the impact of reinsurance on the Life Marketing segment is determined by whether the specific products are subject to SFAS 60 or SFAS 97.

The Company’s traditional insurance products (term insurance) are subject to SFAS 60 and the recognition of the impact of reinsurance costs on the Company’s financial statements reflect the requirements of that pronouncement. Ceded premiums are treated as an offset to direct premium and policy fee revenue and are recognized when due to the assuming company. Ceded claims are treated as an offset to direct benefits and settlement expenses and are recognized when the claim is incurred on a direct basis. Ceded policy reserve changes are also treated as an offset to benefits and settlement expenses and are recognized during the applicable financial reporting period. Expense allowances paid by the assuming companies are treated as an offset to other operating expenses. Since reinsurance treaties typically provide for allowance percentages that decrease over time, allowances in excess of the “ultimate” or final level allowance are capitalized. Amortization of capitalized reinsurance expense allowances is treated as an offset to direct amortization of deferred policy acquisition costs. Amortization of deferred expense allowances is calculated as a level percentage of expected premiums in all durations given expected future lapses and mortality and accretion due to interest.  Assumptions related to future lapses, mortality and interest are based on the initial pricing of the products.

The Company’s universal life, variable universal life and BOLI products are subject to SFAS 97 and the recognition of the impact of reinsurance costs on the Company’s financial statements reflect the requirements of that pronouncement.  Ceded premiums on SFAS 97 products reduce premiums and policy fees recognized by the Company. Ceded claims are treated as an offset to direct benefits and settlement expenses and are recognized when the claim is incurred on a direct basis. Ceded policy reserve changes are also treated as an offset to benefits and settlement expenses and are recognized at the end of the applicable valuation period. Commission and expense allowances paid by the assuming companies are treated as an offset to other operating expenses. Since reinsurance treaties typically provide for allowance percentages that decrease over time, allowances in excess of the “ultimate” or final level allowance are capitalized.   Amortization of capitalized reinsurance expense allowances are amortized based on future expected gross profits according to SFAS 97. Unlike with SFAS 60 products, assumptions for SFAS 97 regarding mortality, lapses and interest are continuously reviewed and may be periodically changed. These changes will result in “unlocking” which change the balance in the ceded deferred amortization cost and can affect the amortization of deferred acquisition cost. Ceded unearned revenue liabilities are also amortized based on expected gross profits. Assumptions for SFAS 97 products are based on the best current estimate of expected mortality, lapses and interest. The Company complies with AICPA Statement of Position 03-1 which impacts the timing of direct and ceded earnings on certain blocks of the Company’s SFAS 97 business.

Components of Reinsurance Cost:
The following income statement lines are affected by reinsurance cost:

1.
Premiums and policy fees (“reinsurance ceded” on the Company’s financial statements) represent consideration paid to the assuming company for accepting the ceding company’s risks. Ceded premiums and policy fees increase reinsurance cost.

2.
Benefits and settlement expenses include incurred claim amounts ceded and changes in policy reserves required to support future ceded claims. Ceded benefits and settlement expenses decrease reinsurance cost.

3.
Amortization of deferred policy acquisition cost reflects the amortization of reinsurance allowances in excess of ultimate according to the respective methodologies discussed in the Methodology and Assumptions section above.

4.	Other expenses include reinsurance allowances paid by assuming companies to the Company less capitalization of allowances in excess of ultimate.

The Life Marketing segment’s reinsurance programs do not materially impact the other income line of the Company’s income statement.

Impact of Reinsurance:

Reinsurance impacted the Life Marketing segment line items as shown below:

Life Marketing Segment
Income Statement
Dollars in Thousands

	2006	2005	2004
REVENUES
Reinsurance ceded	$(906,590)	$(902,055)	$(818,207)

BENEFITS AND EXPENSES
Benefit and settlement expenses	$(958,093)	$(912,766)	$(856,719)
Amortization of deferred policy acquisition costs	$(49,914)	$(61,231)	$(77,315)
Other operating expenses	$(132,775)	$(137,616)	$(128,222)

The Company supplementally advises the Staff that net investment income has no direct impact on the Company’s reinsurance cost. However, it should be noted that by ceding the business to the assuming companies, the Company forgoes investment income on the reserves ceded to the assuming companies. Conversely, the assuming companies will receive investment income on the reserves assumed which will increase the assuming companies’ profitability on business assumed from the Company. The net investment income impact to the Company and the assuming companies has not been quantified as it is not reflected in the Company's consolidated financial statements.  Accordingly, an overall cost of reinsurance has not been determined.

Comment 4:

In view of the magnitude of your reinsurance receivables, which increased significantly to $4.6 billion during 2006, please provide us in disclosure-type format how much of this receivable at December 31, 2006 is owed by each of the reinsurers identified in this Note as well as other reinsurers that owed significant amounts.  Also, provide us in disclosure-type format a description and quantification of the principal terms of your ceded reinsurance contracts, including experience refund, loss limit and cancellation provisions.  Describe any limitations in these contracts on your ability to cede future losses on a basis consistent with historical results.

Response:

Note to SEC Staff:  The following disclosure will be included in the Reinsurance note to the Consolidated Financial Statements:

The Company’s third-party reinsurance receivables amounted to $4.6 billion at December 31, 2006.  The following table sets forth the amount attributable to significant reinsurers.

	Reinsurance	A.M. Best
	Receivable	Rating
	(Dollars in millions)

Swiss Re Life & Health America, Inc.	$517.9	A+
Employers Reassurance Corp.	$440.9	A-
Security Life of Denver Insurance Co.	$387.0	A+
Transamerica Life Insurance Co.	$377.6	A+
Lincoln National Life Insurance Co.	$358.3	A+
American United Life	$304.6	A
Scottish Re (U.S.), Inc.	$259.0	B+
RGA Reinsurance Co.	$219.7	A+
Canada Life Assurance Company	$185.2	A+
XL Life Ltd.	$166.8	A+

The Company’s reinsurance contracts typically do not have a fixed term.  In general, the reinsurers’ ability to terminate coverage for existing cessions is limited to such circumstance as material breach of contract or non-payment of premiums by the ceding company.  The reinsurance contracts generally contain provisions intended to provide the ceding company with the ability to cede future business on a basis consistent with historical terms.  However, either party may terminate any of the contracts with respect to future business upon appropriate notice to the other party.

Generally, the reinsurance contracts do not limit the overall amount of the loss that can be incurred by the reinsurer. The amount of liabilities ceded under contracts that provide for the payment of experience refunds is immaterial.

Most of our ceded reserves are under contracts covering closed blocks of business reinsured on a coinsurance basis.  Typically 10-20% of the liabilities are retained with the balance reinsured to a pool consisting of several reinsurers.

*           *           *           *           *

In connection with our response, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this response satisfies your concerns.  As always, we look forward to continued dialogue on financial reporting issues.  If you have any questions concerning this response, please do not hesitate to contact me at (205) 268-6775 or Charles Evers, Vice President of Corporate Accounting, at (205) 268-3596.

Sincerely,

Steven G. Walker
Senior Vice President, Controller
and Chief Accounting Officer